                                                     Filed Pursuant to 424(b)(2)
                                           Registration Statement No. 333-103965



            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 31, 2003



                        10,000,000 SHARES OF COMMON STOCK



                                [PEREGRINE LOGO]

         Unless the context otherwise requires, all references to "we," "us," or "our" in this prospectus supplement refer to Peregrine Pharmaceuticals, Inc., a Delaware corporation.

         This Prospectus Supplement and the attached Prospectus relate to the offering and sale of 750,000 shares of our common stock, par value $.001 per share, for gross proceeds of $1,087,500 to Melton Management Limited, an institutional investor (the "Investor"). The shares had been put to the Investor at the negotiated price of $1.45 per share pursuant to the terms of a Stock Purchase Agreement between us and the Investor ("Agreement"). Pursuant to the terms of the Agreement, for a limited period of time and at our sole discretion, we have the right to put to the Investor up to an additional 1,250,000 shares of our common stock at a price of $1.45 per share. We paid no fees nor issued any warrants in connection with this offering.

         Our common stock is listed on The Nasdaq SmallCap Market under the symbol "PPHM". On July 30, 2003, the last reported sale price of our common stock on The Nasdaq SmallCap Market was $1.53 per share. As of July 30, 2003, after giving effect to this offering, there are approximately 130,606,000 shares of our common stock outstanding. The common stock sold under this prospectus supplement will be listed on The Nasdaq SmallCap Market after we notify The Nasdaq SmallCap Market that the shares have been issued.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE WITHOUT THE PROSPECTUS DATED MARCH 31, 2003, AND WE HAVE NOT AUTHORIZED ANYONE TO DELIVER OR USE THIS PROSPECTUS SUPPLEMENT WITHOUT THE PROSPECTUS. You should read this Prospectus Supplement and the accompanying Prospectus carefully before you invest. Both document contain information you should consider when making your investment decision.


            The date of this prospectus supplement is July 31, 2003.

                                   PROSPECTUS

                                10,000,000 SHARES
                                 OF COMMON STOCK


                                [PEREGRINE LOGO]



         This prospectus will allow us to issue, from time to time in one or more offerings, up to 10,000,000 shares of our common stock. In this prospectus, we sometimes refer to our common stock as the "securities." Each time we sell securities:

              o    we will provide a prospectus supplement; and

              o the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this document.

         You should read this document and any prospectus supplement carefully before you invest.

         Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on The Nasdaq SmallCap Market under the symbol "PPHM". On March 17, 2003, the last reported sale price of our common stock on The Nasdaq SmallCap Market was $0.59 per share.

         INVESTING IN OUR SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SECURITIES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this Prospectus is March 31, 2003

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.....................................................................1
RISK FACTORS...........................................................................4
FORWARD-LOOKING STATEMENTS.............................................................9
USE OF PROCEEDS........................................................................9
DESCRIPTION OF COMMON STOCK............................................................9
PLAN OF DISTRIBUTION..................................................................10
LEGAL MATTERS.........................................................................12
EXPERTS...............................................................................12
WHERE TO LEARN MORE ABOUT US..........................................................12
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................12
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES...13


         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this prospectus. As used in this prospectus, the terms "we", "us", "our", "Company" and "Peregrine" refers to Peregrine Pharmaceuticals, Inc., and its wholly-owned subsidiaries, Avid Bioservices, Inc., and Vascular Targeting Technologies, Inc.

ABOUT PEREGRINE PHARMACEUTICALS, INC.

         Peregrine Pharmaceuticals, Inc., located in Tustin, California, is a biopharmaceutical company engaged in the research and development and commercialization of cancer therapeutics and cancer diagnostics through a series of proprietary platform technologies using monoclonal antibodies.

         In January 2002, we formed our wholly-owned subsidiary, Avid Bioservices, Inc. ("Avid"), to provide an array of contract manufacturing services, including contract manufacturing of antibodies and proteins, cell culture development, process development, and testing of biologics for biopharmaceutical and biotechnology companies under current Good Manufacturing Practices. Avid's manufacturing facility is located in Tustin, California, adjacent to our offices.

         With the addition of Avid, our business is now organized into two reportable operating segments: (i) Peregrine, the parent company, is engaged in the research and development of cancer therapeutics and cancer diagnostics through a series of proprietary platform technologies using monoclonal antibodies, and (ii) Avid, is engaged in providing contract manufacturing and development of biologics to biopharmaceutical and biotechnology businesses.

         Our main focus is on the development of its collateral targeting agent technologies. Collateral targeting agents typically use antibodies that bind to or target components found in or on most solid tumors. An antibody is a molecule that humans and other animals create in response to disease. In pre-clinical and/or clinical studies, these collateral targeting antibodies are capable of targeting and delivering therapeutic killing agents that kill cancerous tumor cells. We currently have exclusive rights to over 50 issued U.S. and foreign patents protecting various aspects of our technology and have additional pending patent applications that we believe will further strengthen our patent position. Our three collateral targeting technologies are known as Tumor Necrosis Therapy ("TNT"), Vascular Targeting Agents ("VTA's") and Vasopermeation Enhancement Agents ("VEA's"), and are discussed in greater detail in our Form 10-K for the year ended April 30, 2002, which was filed with the Securities Exchange Commission on August 13, 2002.

         Our VTA and VEA technologies are currently in preclinical development. Our first TNT-based product, Cotara(TM), is currently in a Phase I clinical study at Stanford University Medical Center for the treatment of colorectal, pancreatic and soft-tissue sarcoma cancers. In addition, during February 2003, we received protocol approval from the U.S. Food and Drug Administration ("FDA") to initiate our Phase III registration clinical study using Cotara(TM) for the treatment of brain cancer. We do not anticipate treating any additional patients in either the current Phase II brain cancer clinical study or under the approved Phase III protocol while we actively seek a licensing partner for the Cotara(TM) program.

         In addition to collateral targeting agents, we have a direct tumor-targeting antibody, Oncolym(R), for the treatment of Non-Hodgkins B-cell Lymphoma. The clinical enrollment under the Phase I/II clinical trial was suspended during August 2002 in an effort to focus our resources on our more advanced Cotara(TM) program. We are actively seeking to license or partner the Oncolym(R) technology.

         Avid's main focus is to provide an array of contract manufacturing services, including contract manufacturing of antibodies and proteins, cell culture development, process development, and testing of biologics for third party customers.

         Our principal executive offices are located at 14272 Franklin Avenue, Suite 100, Tustin, California 92780-7017, and our telephone number is (714) 508-6000. Avid's manufacturing facility is located in Tustin, California, adjacent to our offices.

RECENT DEVELOPMENTS

         FINANCIAL RESOURCES. As of January 31, 2003, we had approximately $3,932,000 in cash and cash equivalents and current receivables of $1,148,000. Assuming we do not raise any additional capital from either financing activities or under licensing arrangements, and assuming that Avid does not generate any additional revenues beyond its two active contracts, we believe that we have sufficient cash on hand to meet our obligations on a timely basis through at least June 2003.

          Given the uncertainty of the availability of cash from the capital markets and the potential restrictions and limitations we have for equity or debt financings, the Company is actively exploring various other sources of cash by leveraging its many assets. The transactions being explored by the Company for its technologies include licensing or partnering Cotara(TM), licensing, partnering or divesting Oncolym(R), divesting all radiopharmaceutical based technologies (Oncolym(R), Cotara(TM) (TNT based therapeutic and imaging uses)) and VTA based radiopharmaceuticals for therapeutic and imaging uses, licensing or partnering the Company's lead VEA clinical candidate, NHS76/PEP and licensing or partnering our various VTA based technologies. Currently, multiple third parties are reviewing technology packages for each of the Company's technologies.

          In addition to licensing, partnering or divesting the Company's technologies to raise capital, the Company is also exploring strategic transactions related to its Avid Bioservices subsidiary. In this regard, the Company has begun to explore the possibility of selling a portion or all of Avid as a means of raising additional capital. The Company believes that Avid is a valuable asset and would like to maintain a significant ownership in the subsidiary, but there are significant advantages to partnering the Avid subsidiary. Avid needs working and expansion capital to continue growing its customer base and reach profitability. Partnering the facility can help to ensure Avid survives and thrives as a stand alone business and takes advantage of the current business opportunity for contract manufacturing organizations. Partnering or selling Avid can potentially supply the Company and Avid with additional working capital.

          There can be no assurances that the Company will be successful in raising sufficient capital on terms acceptable to it, or at all (from either debt, equity or the licensing, partnering or sale of technology assets and/or the sale of some or all of Avid), or that sufficient additional revenues will be generated from Avid or under potential licensing agreements to sustain its operations beyond June 2003. If the Company is unable to generate sufficient capital in the near term through one of the methods described above, the Company may be forced to take additional measures to reduce its monthly cash expenditures, including but not limited to, the reduction of personnel and related expenses, the postponement of our Phase I clinical trial, the reduction of development efforts being performed in-house and by an outside university, the reduction of patent fees and related expenses, and the reduction of other general expenses. The Company is diligently working towards raising sufficient capital so these drastic measures can be avoided. There can be no guarantees or assurances that we will be successful in raising additional capital.

ABOUT THE OFFERING

         Common stock offered in this prospectus    10,000,000 shares

         Common stock outstanding after
         this offering                              129,600,501 shares (1)

         Use of proceeds                            See "Use of Proceeds"

         Nasdaq Small Cap Market symbol             PPHM

--------------------------------
(1) Based on 119,600,501 shares outstanding as of March 17, 2003, and assumes the issuance of common stock offered in this prospectus. The number set forth above does not include approximately 30,337,000 shares of our common stock that, as of the date of this prospectus, are issuable upon the exercise of outstanding options and warrants. These options and warrants are exercisable at prices ranging from $0.24 to $5.28 per share, with an average exercise price of $1.34 per share. In addition, the Company may issue up to approximately 2,818,000 shares of common stock upon conversion of $2,395,000 in convertible debt at a conversion price of $0.85 per share.

                                  RISK FACTORS

         An investment in our securities being offered in this prospectus is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus or incorporated herein by reference before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial conditions or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

IF WE CANNOT OBTAIN ADDITIONAL CAPITAL, WE MAY NEED TO SELL OR DISCONTINUE OPERATIONS OF OUR SUBSIDIARY AND/OR REDUCE OR DISCONTINUE OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS.

         As of January 31, 2003, we had approximately $3,932,000 in cash and cash equivalents and current receivables of $1,148,000. Assuming we do not raise any additional capital from either financing activities or under licensing arrangements, and assuming that Avid does not generate any additional revenues beyond its two active contracts, we believe that we have sufficient cash on hand to meet our obligations on a timely basis through at least June 2003. We believe we will be able to sustain our operations beyond June 2003 if we are able to (i) execute additional manufacturing contracts for Avid (ii) license or sell our technologies under development; specifically, Cotara (which has a recently agreed protocol for a Phase III clinical trial) or Oncolym (iii) raise additional capital under equity or debt arrangements (which may be difficult given current market conditions and the rights of existing debenture and warrant holders, as described below) (iv) spin-off or sell all or a portion of Avid. In this regard, we are currently actively seeking the potential spin-off and sale of a portion or all of Avid's operations.

         If the Company is unable to generate sufficient capital in the near term through one of the methods discussed above, the Company may be forced to take additional measures to reduce its monthly burn rate, including but not limited to, the reduction of personnel and related expenses, the postponement of our Phase I clinical trial, the reduction of development efforts being performed in-house and by an outside university, the reduction of patent fees and related expenses, the reduction of other general expenses, or the cessation of Avid's operations. The Company is diligently working towards raising sufficient capital so these drastic measures can be avoided. There can be no guarantees or assurances that we will be successful in raising additional capital.

WE HAVE HAD SIGNIFICANT LOSSES AND WE ANTICIPATE FUTURE LOSSES.

         All of our products are currently in development, pre-clinical studies or clinical trials, and no revenues have been generated from commercial product sales. We have incurred net losses for the majority of years in business since we began operations in 1981. The following table represents net losses incurred during the past three fiscal years:

                                                            Net Loss
                                                          ------------
                      Fiscal Year 2002                    $11,718,000
                      Fiscal Year 2001                    $ 9,535,000
                      Fiscal Year 2000                    $14,516,000


         As of January 31, 2003, we had an accumulated deficit of approximately $138,138,000. While we generated $1,257,000 in contract manufacturing revenues during the nine months ended January 31, 2003 from our contract manufacturing services being provided by Avid, in order to achieve and sustain profitable operations on a consolidated basis, we must significantly increase Avid's revenues beyond its two major existing contracts and/or successfully develop and obtain regulatory approval for our products, either alone or with others, and must also manufacture, introduce, market and sell our products. The costs associated with clinical trials and contract manufacturing services are very expensive and the time frame necessary to achieve market success for our products is long and uncertain. We do not expect to generate significant product revenues for at least the next 2 years, and we may never generate product revenues sufficient to become profitable or to sustain profitability.

OUR CURRENT AND FUTURE PRODUCT DEVELOPMENT EFFORTS MAY NOT BE SUCCESSFUL.

         Since inception, we have been engaged in the development of drugs and related therapies for the treatment of people with cancer. Our product candidates have not received regulatory approval and are generally in clinical and pre-clinical stages of development. If we have the financial resources to conduct additional clinical trials and the results from any of the clinical trials are poor, those results will adversely affect our ability to raise additional capital, which will affect our ability to continue full-scale research and development for our antibody technologies. In addition, our product candidates may take longer than anticipated to progress through clinical trials or patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to the clinical sites, the eligibility criteria for the study, the available financial resources of the Company, and the availability of insurance coverage. In addition, because our products currently in clinical trials represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll in our study. These factors contributed to slower than planned patient enrollment in our Phase II clinical study using Cotara(TM) for the treatment of brain cancer. The potential for such delays during a Phase III clinical study using Cotara(TM), may likely affect our ability to license or partner Cotara(TM) with another company. If we have the financial resources to conduct additional clinical studies, we would be exposed to such potential difficulties or delays and at that time, we may have to reduce or discontinue development or clinical testing. We are currently supporting one clinical study at Stanford University and if we cannot generate additional capital to fund our operations, we may discontinue all clinical testing of our products.

OUR DEPENDENCY ON ONE RADIOLABELING SUPPLIER MAY NEGATIVELY IMPACT OUR ABILITY TO LICENSE OUR RADIOLABELED TECHNOLOGIES.

         For the past five years we have procured, and intend in the future to procure, our antibody radioactive isotope combination services ("radiolabeling") under a negotiated contract with Iso-tex Diagnostics, Inc. for all clinical trials. If this supplier is unable to continue to qualify its facility or label and supply our antibody in a timely manner, our clinical trials and potential licensing could be adversely affected and/or significantly delayed. While there are other suppliers for radioactive isotope combination services, our clinical trials would be delayed for up to six months because it would take that amount of time to certify a new facility under Good Manufacturing Practices, plus we would incur significant costs to transfer our technology to another vendor. Prior to commercial distribution of any of our products, if approved, we will be required to identify and contract with a company for commercial antibody manufacturing and radioactive isotope combination services. An antibody that has been combined with a radioactive isotope cannot be stockpiled against future shortages because it must be used within one week of being radiolabeled to be effective. Accordingly, any change in our existing or future contractual relationships with, or an interruption in supply from, any such third-party service provider or antibody supplier could negatively impact our ability to complete ongoing clinical trials and to market our products, if approved.

WE MAY HAVE SIGNIFICANT PRODUCT LIABILITY EXPOSE BECAUSE WE MAINTAIN ONLY LIMITED PRODUCT LIABILITY INSURANCE.

         We face an inherent business risk of exposure to product liability claims in the event that the administration of one of our drugs during a clinical trial adversely affects or causes the death of a patient. Although we maintain product liability insurance for clinical studies in the amount of $5,000,000 per occurrence or $5,000,000 in the aggregate on a claims-made basis, this coverage may not be adequate. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Our inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims in excess of our insurance coverage, if any, or a product recall, could negatively impact our financial position and results of operations.

         In addition, the contract manufacturing services that we offer through Avid expose us to an inherent risk of liability as the antibodies or other substances manufactured by Avid, at the request and to the specifications of our customers, could foreseeably cause adverse effects. We obtain agreements from our customers indemnifying and defending us from any potential liability arising from such risk. There can be no assurance, however, that we will be successful in obtaining such agreements in the future or that such indemnification agreements will adequately protect us against potential claims relating to such contract manufacturing services. Although Avid has procured insurance coverage, there is no guarantee that we will be able to maintain existing coverage or obtain additional coverage on commercially reasonable terms, or at all, or that such insurance will provide adequate coverage against all potential claims to which it might be exposed. A successful partially or completely uninsured claim against Avid would have a material adverse effect on its and our operations.

THE LIQUIDITY OF OUR COMMON STOCK WILL BE ADVERSELY AFFECTED IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ SMALLCAP MARKET.

         Our common stock is presently traded on The Nasdaq SmallCap Market. To maintain inclusion on The Nasdaq SmallCap Market, we must continue to meet, at a minimum, the following six core listing requirements:

    1. Net tangible assets of at least $2,000,000 or market capitalization of at least $35,000,000 or net income of at least $500,000 in either our latest fiscal year or in two of our last three fiscal years;
    2.   Public float of at least 500,000 shares;
    3.   Market value of our public float of at least $1,000,000;
    4. A minimum closing bid price of $1.00 per share of common stock, without falling below this minimum bid price for a period of 30 consecutive trading days;
    5.   At least two market makers; and
    6. At least 300 stockholders, each holding at least 100 shares of common stock.

          Since August 5, 2002, we have been out of compliance with the $1.00 minimum closing bid price requirement. We subsequently received a letter from The Nasdaq Stock Market, Inc. notifying us that our common stock has failed to maintain a minimum bid price of $1.00 for 30 consecutive trading days as required by The Nasdaq SmallCap Market listing requirements. The letter stated that we would have 180-days or until February 18, 2003 to regain compliance by maintaining a minimum closing bid price of $1.00 per share for 10 consecutive trading days, which we failed to do. In February 2003, we received notice from Nasdaq informing us that we had an additional 180-day grace period, or until August 15, 2003, within which to regain compliance with the minimum closing bid price requirement. In January 2003, Nasdaq stated that it proposed to extend the pilot program governing the minimum bid price rules, subject to approval of the Securities Exchange Commission. In the event that the program is extended, and assuming we cannot satisfy the minimum bid price requirement by the new date, then, under the pilot program, if we can demonstrate net income of at least $750,000 in either its latest fiscal year or in two of its last three fiscal years, stockholders' equity of $5 million or a market capitalization of at least $50 million, the Company will be given up to an additional 360-day grace period or until August 2004 to regain compliance, subject to review every six months. Although we cannot provide assurance that our market capitalization will be $50 million in August 2003, as of the date of this Report, our market capitalization was in excess of $50 million.

          If our common stock is delisted, we will apply to have our common stock quoted on the over-the-counter electronic bulletin board. Upon being delisted, however, our common stock will become subject to the regulations of the Securities and Exchange Commission relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ National or SmallCap Market, that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

THE SALE OF SUBSTANTIAL SHARES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         On March 17, 2003, we had approximately 119,600,501 shares of common stock outstanding, and the last reported sales price of our common stock was $0.59 per share. In addition, we could issue up to approximately 30,337,000 additional shares of common stock upon the exercise of all outstanding options and warrants at an average exercise price of $1.34 per share for proceeds of up to approximately $40.7 million, if exercised on a 100% cash basis. The following table describes the number of options and warrants that are in-the-money (exercise price is less than or equal to $0.59 per share) and the number of options and warrants that are not in-the-money (exercise price exceeds $0.59 per share) based on the closing price of $0.59 per share on March 17, 2003:

                                                         Number           Average       Price Range of
                                                       Outstanding    Exercise Price   Exercises Prices
                                                   -----------------------------------------------------
      Option and warrants in-the-money                  5,411,000           $0.33       $0.24 - $0.57
      Option and warrants not in-the-money             24,926,000           $1.56       $0.60 - $5.28
                                                   -----------------------------------------------------
      Total                                            30,337,000           $1.34       $0.24 - $5.28
                                                  =====================================================


         In addition, we could issue up to approximately 2,818,000 shares of common stock upon the conversion of $2,395,000 in convertible debt based on the conversion price of $0.85 per share.

OUR HIGHLY VOLATILE STOCK PRICE AND TRADING VOLUME MAY ADVERSELY AFFECT THE LIQUIDITY OF OUR COMMON STOCK.

         The market price of our common stock and the market prices of securities of companies in the biotechnology sector has generally been highly volatile and is likely to continue to be highly volatile. The following table shows the high and low sales price and trading volume of our common stock for each quarter in the eleven quarters ended January 31, 2003:

                                                                  COMMON STOCK
                                               COMMON STOCK      TRADING VOLUME
                                                SALES PRICE      (000'S OMITTED)
                                              ------  -------    -------  ------
                                               HIGH    LOW        HIGH     LOW
                                              ------  -------    -------  ------
    FISCAL YEAR 2003
    Quarter Ended January 31, 2003            $1.20    $0.50      3,619     59
    Quarter Ended October 31, 2002            $0.93    $0.35      1,696    104
    Quarter Ended July 31, 2002               $2.29    $0.66      1,686    113
    FISCAL YEAR 2002
    Quarter Ended April 30, 2002              $2.90    $1.50        751    135
    Quarter Ended January 31, 2002            $4.00    $1.32      3,525     73
    Quarter Ended October 31, 2001            $2.23    $0.81      4,265    117
    Quarter Ended July 31, 2001               $3.50    $1.21      2,127    127
    FISCAL YEAR 2001
    Quarter Ended April 30, 2001              $2.00    $1.06        705     91
    Quarter Ended January 31, 2001            $2.88    $0.38      2,380    191
    Quarter Ended October 31, 2000            $3.84    $1.94      3,387    200
    Quarter Ended July 31, 2000               $4.75    $2.50      3,742    391


           The market price of our common stock may be significantly impacted by many factors, including, but not limited to:

    o    The Company's available cash resources to develop its technologies;
    o Announcements of technological innovations or new commercial products by us or our competitors;
    o Publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors;
    o    Our financial results or that of our competitors;
    o Announcements of licensing agreements, joint ventures, strategic alliances, and any other transaction that involves the sale or use of our technologies or competitive technologies;
    o Developments and/or disputes concerning our patent or proprietary rights;
    o    Regulatory developments and product safety concerns;
    o General stock trends in the biotechnology and pharmaceutical industry sectors;

    o Economic trends and other external factors, including but not limited to, interest rate fluctuations, economic recession, inflation, foreign market trends, national crisis, and disasters; and
    o Health care reimbursement reform and cost-containment measures implemented by government agencies.

         These and other external factors have caused and may continue to cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

WE MAY NOT BE ABLE TO COMPETE WITH OUR COMPETITORS IN THE BIOTECHNOLOGY INDUSTRY BECAUSE MANY OF THEM HAVE GREATER RESOURCES THAN WE DO AND THEY ARE FURTHER ALONG IN THEIR DEVELOPMENT EFFORTS.

         The biotechnology industry is intensely competitive. It is also subject to rapid change and sensitive to new product introductions or enhancements. We expect to continue to experience significant and increasing levels of competition in the future. Most of these companies may have greater financial resources, larger technical staffs, and larger research budgets than we have, as well as greater experience in developing products and running clinical trials. In addition, there may be other companies which are currently developing competitive technologies and products or which may in the future develop technologies and products which are comparable or superior to our technologies and products. Our competitors with respect to various cancer indications include the companies identified in the following table. Due to the significant number of companies attempting to develop cancer treating products, the following table is not intended to be a comprehensive listing of such competitors, nor is the inclusion of a company intended to be a representation that such company's drug will be approved.

      ----------------------- --------------- ---------------- ---------------- --------------
                                                                 MOST RECENT
                                                               REPORTED CASH &
            COMPETITOR'S          CANCER          PRODUCT        SHORT-TERM      PEREGRINE'S
                NAME            INDICATION         STATUS        INVESTMENTS    PRODUCT STATUS
      ----------------------- --------------- ---------------- ---------------- --------------
      Neurocrine Biosciences      Brain          Phase II      $   244,710,000    Phase III*
      NeoPharm                    Brain         Phase I/II     $   101,905,000    Phase III*
      Genentech                 Colorectal       Phase III     $ 1,034,572,000     Phase I*
      Celgene Corporation       Colorectal       Phase II      $   288,944,000     Phase I*
      Imclone Systems, Inc.     Pancreatic       Phase II      $   293,081,000     Phase I*
      ImmunoGen, Inc.           Pancreatic        Phase I      $   120,868,000     Phase I*
      Idec Pharmaceuticals       Lymphoma        Approved      $   947,374,000    Phase I/II*
      Corixa Corporation         Lymphoma      BLA submitted   $    88,557,000    Phase I/II*

---------------
* During February 2003, we received protocol approval from the U.S. Food and Drug Administration ("FDA") to initiate our Phase III registration clinical study using Cotara(TM) for the treatment of brain cancer. We do not anticipate treating any additional patients in either the current Phase II brain cancer clinical study or under the FDA approved Phase III protocol while we actively seek a licensing partner for the Cotara(TM) program. In addition, we have halted enrollment in our Oncolym(R) clinical study for the treatment of non-Hodgkin's Lymphoma while we seek to sell or license the Oncolym(R) technology.

         The above information was gathered from the most recent filings with the Securities and Exchange Commission for the above companies. We do not vouch for the accuracy of the information found at the web site www.sec.gov, nor do we intend to incorporate by reference its contents.

IF WE LOSE QUALIFIED MANAGEMENT AND SCIENTIFIC PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN SUCH PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OUR PRODUCTS OR WE MAY BE SIGNIFICANTLY DELAYED IN DEVELOPING OUR PRODUCTS.

          Our success is dependent, in part, upon a limited number of key executive officers, each of whom is an at-will employee, and our scientific researchers. For example, because of his extensive understanding of our technologies and product development programs, the loss of Mr. Steven King, our President and CEO, would adversely affect our development efforts and clinical trial programs during the 6 to 12 month period we estimate it would take to find and train a qualified replacement. Further, because of their extensive understanding and experience in the manufacturing of monoclonal antibodies, the loss of Mr. King, Mr. Simh, or Mr. Richieri would significantly affect the ability of Avid to attract new customers and maintain existing customers.

         We also believe that our future success will depend largely upon our ability to attract and retain highly-skilled research and development and technical personnel. We face intense competition in our recruiting activities, including competition from larger companies with greater resources. We do not know if we will be successful in attracting or retaining skilled personnel. The loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our operations and financial performance.


                           FORWARD-LOOKING STATEMENTS

         Except for historical information, the information contained in this prospectus and in our reports filed with the Commission are "forward looking" statements about our expected future business and financial performance. These statements involve known and unknown risks, including, among others, risks resulting from economic and market conditions, the regulatory environment in which we operate, pricing pressures, accurately forecasting operating and capital expenditures and clinical trial costs, competitive activities, uncertainties of litigation and other business conditions, and are subject to uncertainties and assumptions contained elsewhere in this prospectus. We base our forward-looking statements on information currently available to us, and, in accordance with the requirements of federal securities laws, we will disclose to you material developments affecting such statements. Our actual operating results and financial performance may prove to be very different from what we have predicted as of the date of this prospectus due to certain risks and uncertainties. The risks described above in the section entitled "Risk Factors" specifically address some of the factors that may affect our future operating results and financial performance.


                                 USE OF PROCEEDS

         Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include research and development expenses, clinical trial expenses, expansion of our contract manufacturing capabilities and increasing our working capital. Pending the application of the net proceeds, we expect to invest the proceeds in investment grade, interest bearing securities.

         The principal purposes of this offering are to increase our operating and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, our management will have broad discretion in the application of net proceeds, if any.


                           DESCRIPTION OF COMMON STOCK

         As of the date of the prospectus, we are authorized to issue up to 175,000,000 shares of common stock, $.001 par value per share. As of March 17, 2003, 119,600,501 shares of our common stock were outstanding.

DIVIDENDS

         Our Board of Directors may, out of funds legally available, at any regular or special meeting, declare dividends to the holders of shares of our common stock as and when they deem expedient, subject to the rights of holders of the preferred stock, if any.

VOTING

         Each share of common stock entitles the holders to one vote per share on all matters requiring a vote of the stockholders, including the election of directors. No holders of shares of common stock shall have the right to vote such shares cumulatively in any election for the Board of Directors.

RIGHTS UPON LIQUIDATION

         In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our common stock will be entitled to share equally in our assets available for distribution after payment in full of all debts and after the holders of preferred stock, if any, have received their liquidation preferences in full.

MISCELLANEOUS

         No holders of shares of our common stock shall have any preemptive rights to subscribe for, purchase or receive any shares of any class, whether now or hereafter authorized, or any options or warrants to purchase any such shares, or any securities convertible into or exchanged for any such shares, which may at any time be issued, sold or offered for sale by us.


                              PLAN OF DISTRIBUTION

         We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers,
(2) through agents, and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions at:


    o    a fixed price or prices, which may be changed;


    o    market prices prevailing at the time of sale;


    o    prices related to the prevailing market prices; or


    o    negotiated prices.

         We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.


         If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.


         If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.


         With respect to underwritten public offerings, negotiated transactions and block trades, we will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.


         Shares of common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for quotation and trading on

The Nasdaq SmallCap Market. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

         The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

         In order to comply with the securities laws of certain states, if applicable, the securities offered by this prospectus may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities offered by this prospectus may not be sold unless such securities have been registered or qualified for sale in these states or an exemption from registration or qualification is available and complied with.

         Our common stock is currently traded on The Nasdaq SmallCap Market under the symbol "PPHM."

                                  LEGAL MATTERS

         The validity of the securities offered by this prospectus has been passed upon for us by Falk, Shaff & Ziebell, LLP, Irvine, California, counsel to Peregrine Pharmaceuticals, Inc. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A Amendment No. 2 for the year ended April 30, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                          WHERE TO LEARN MORE ABOUT US

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, relating to the securities being offered by this prospectus. For further information pertaining to our securities being offering by this prospectus, reference is made to such registration statement. This prospectus constitutes the prospectus we filed as a part of the registration statement and it does not contain all information in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. In addition, we are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance with such requirements, files reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. Reports and proxy and information statements filed under Section 14(a) and 14(c) of the Securities Exchange Act of 1934 and other information filed with the Commission as well as copies of the registration statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Midwest Regional Offices at 500 West Madison Street, Chicago, Illinois 60606. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be obtained electronically by visiting the Commission's web site on the Internet at http://www.sec.gov. Our common stock is traded on The Nasdaq SmallCap Market under the symbol "PPHM." Reports, proxy statements and other information concerning our Company may be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" into this prospectus the documents we file with them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus, and information that we file later with the Commission automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

         1. Annual Report on Form 10-K for the fiscal year ended April 30, 2002 and amended on a Form 10-K/A Amendment No. 2, as filed with the Commission on March 21, 2003, under Section 13(a) of the Securities Exchange Act of 1934;

         2.   Quarterly Reports on Form 10-Q for the quarters ended:

              (i)   July 31, 2002, filed with the Commission on September 16,
                    2002;

              (ii) October 31, 2002, filed with the Commission on December 16, 2002; and

              (iii) January 31, 2003, filed with the Commission on March 17,
                    2003;

         3. Current Report on Form 8-K, filed with the Commission on August 22, 2002;

         4. Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on October 22, 2002, as filed with the Commission on August 28, 2002;

         5. The description of our common stock contained in our Registration Statement on Form 8-A and Form 8-B (Registration of Successor Issuers) filed under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

         6. All other reports filed by us under Section 13(a) of 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended April 30, 2002.

         All documents we have filed with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effective date of the registration statement or subsequent to the date of this prospectus and prior to the filing of a post-effective amendment indicating that all securities offered have been sold (or which re-registers all securities then remaining unsold), are deemed to be incorporated in this prospectus by this reference and to be made a part of this prospectus from the date of filing of such documents.

         We will provide, without charge, upon written or oral request of any person to whom a copy of this prospectus is delivered, a copy of any or all of the foregoing documents and information that has been or may be incorporated in this prospectus by reference, other than exhibits to such documents. Requests for such documents and information should be directed to Attention: Paul J. Lytle, Chief Financial Officer, 14272 Franklin Avenue, Suite 100, Tustin, California 92780-7017, telephone number (714) 508-6000. See also "Where to Learn More About Us."

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Our Bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence by indemnified parties, and permits us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. We have liability insurance for our directors and officers.

         In addition, our Certificate of Incorporation provides that, under Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to us and our stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to our Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         Provisions of our Bylaws require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to our best interests) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company as discussed in the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. We believe that our Certificate of Incorporation and Bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

         We have in place a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures our directors and officers against losses arising from any wrongful act (as defined by the policy) in his or her capacity as a director or officer. The policy reimburses us for amounts, which we lawfully indemnifies or is required or permitted by law to indemnify its directors and officers.

================================================================================

YOU SHOULD RELY ONLY ON THE INFORMATION
CONTAINED IN THIS DOCUMENT OR TO WHICH
WE HAVE REFERRED YOU. WE HAVE NOT
AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION THAT IS DIFFERENT. THIS
DOCUMENT MAY ONLY BE USED WHERE IT IS
LEGAL TO SELL THESE SECURITIES. THE
INFORMATION IN THIS DOCUMENT MAY ONLY
BE ACCURATE ON THE DATE OF THIS DOCUMENT.

   ---------------------------------

                                                       COMMON STOCK
            TABLE OF CONTENTS

PROSPECTUS SUMMARY                    1
RISK FACTORS                          4             ------------------
FORWARD-LOOKING STATEMENTS            9
USE OF PROCEEDS                       9                 PROSPECTUS
DESCRIPTION OF COMMON STOCK           9
PLAN OF DISTRIBUTION                 10             ------------------
LEGAL MATTERS                        12
EXPERTS                              12
WHERE TO LEARN MORE ABOUT US         12
INCORPORATION OF CERTAIN
    DOCUMENTS BY REFERENCE           12
DISCLOSURE OF COMMISSION
    POSITION ON INDEMNIFICATION
    FOR SECURITIES ACT LIABILITIES   13




                                                  DATED MARCH 31, 2003

================================================================================